Exhibit 99.2

PainReform Ltd.

PROXY FOR AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
TO BE HELD ON DECEMBER 30, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Chairman of the Board of Directors and the Interim Chief Executive Officer of the Company, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at an Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Tuesday, December 30, 2025, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual l General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
PAINREFORM LTD.

December 30, 2025 at 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.	To approve the re-election of Dr. Ehud Geller to the Company’s Board of Directors as a Class I director, until his term expires in accordance with his class.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
To approve, subject to and conditional upon the approval of the Registrar of Companies of Israel, the name of the Company to be changed from “Painreform Ltd.” to “PRF Ltd.” and to amend the Company’s articles of association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve that Mr. Asaf Shavit, a non-executive member of the Board of Directors, shall receive the equity remuneration as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.
To increase the Company’s authorized share capital by 50,000,000 shares, such that following the increase, the authorized share capital will consist of a total of 60,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.
To approve a reverse split of the Company ordinary shares, with no nominal value each, at a ratio of 1 share for 5 shares, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value, and to amend our Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.
	Date_________________, 2025		Date_________________, 2025
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.